

November 2, 2010

Mr. Roger P. Deschenes
Chief Financial Officer
Implant Sciences Corporation
600 Research Drive
Wilmington, Massachusetts 01887

      RE: **Implant Sciences Corporation**
              Form 8-K dated October 14, 2010
              Filed October 20, 2010
              File No. 001-14949

Dear Mr. Deschenes:

      We have completed our review of your Form 8-K and related filings and do not have any further comments at this time.

              Sincerely,

              Jeffrey Jaramillo
              Accounting Branch Chief